EX 99.28(d)(3)(v)

Amendment to
JNL/BlackRock Global Allocation Fund Ltd.
Amended and Restated
Investment Sub-Advisory Agreement Between
Jackson National Asset Management, LLC
And BlackRock Investment Management, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and BlackRock Investment Management, LLC, a Delaware limited liability company and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 10th day of June 2011, and Amended and Restated effective as of the 1st day of December, 2012, (“Agreement”), whereby the Adviser appointed the Sub-Adviser to furnish investment advisory services to the JNL/BlackRock Global Allocation Fund Ltd., a wholly owned subsidiary of the JNL/BlackRock Global Allocation Fund, a series of the JNL Series Trust.

Whereas, the parties have agreed to amend the following sections of the Agreement:

Section 11. “Duration and Termination”; and
Section 13. “Confidential Treatment”.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Delete Section 11. “Duration and Termination” in its entirety, and replace with the following:

11.           Duration and Termination.  The Agreement will become effective as to the Company upon execution or, if later, on the date that initial capital for the Company is first provided to it and, unless sooner terminated as provided herein, will continue in effect for two years from the effective date of the initial Investment Sub-Advisory Agreement.  Thereafter, if not terminated, this Agreement will continue from year to year through June 30th of each successive year following the initial two year period, provided that such continuation is specifically approved at least annually by the Board of Directors.  Notwithstanding the foregoing, this Agreement may be terminated at any time, without the payment of any penalty, on sixty days’ written notice by the Adviser, or on sixty days’ written notice by the Sub-Adviser.  This Agreement will immediately terminate in the event of its assignment. Sections 9, 10, and 13 herein shall survive the termination of this Agreement.

Delete Section 13. “Confidential Treatment” in its entirety, and replace it with the following:

13.      Confidential Treatment.  All information and advice furnished by one party to the other party (including their respective agents, employees, and representatives and the agents, employees, and representatives of any affiliates) hereunder shall be treated as confidential and shall not be disclosed to third parties, except as may be necessary to comply with applicable laws, rules and regulations, subpoenas, court orders, and as required in the administration and management of the Funds.  It is understood that any information or recommendation supplied by, or produced by, Sub-Adviser in connection with the performance of its obligations hereunder is to be regarded as confidential and for use only by the Adviser and the Company.  Furthermore, except as required by law, or as agreed to by the Adviser and Sub-Adviser, the Adviser and Company will not disclose any list of securities held by the Company except as provided for in the policies and procedures of the Fund as described in the current Statement of Additional Information of the Trust.

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 24th day of June 2013, effective May 30, 2013.

Jackson National Asset Management, LLC		BlackRock Investment Management, LLC

By:	/s/ Mark D. Nerud	By:	/s/ Frank Porcelli
Name:	Mark D. Nerud	Name:	Frank Porcelli
Title:	President and CEO	Title:	Managing Director